Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated March 22, 2013, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than LEAP Acquisition Corporation, LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and their affiliates. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

MakeMusic, Inc.

at

$4.85 Net Per Share

by

LEAP Acquisition Corporation

a wholly-owned subsidiary

of

LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

LEAP Acquisition Corporation, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”) of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent, Purchaser and their affiliates, at a purchase price of $4.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights. Shareholders of record who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions. Upon completion of the Offer, Parent intends to effect the Merger (as defined below) of Purchaser and MakeMusic as promptly as practicable in accordance with the terms of the Merger Agreement (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 18, 2013, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent and Purchaser, represent at least a majority of (i) all Shares issued and outstanding, plus (ii) all Shares issuable upon exercise of outstanding rights and options that are vested and exercisable or upon conversion or exchange of outstanding securities issued by MakeMusic, including Shares issuable to the former shareholders of Garritan Corporation (the “Minimum Condition”). As of the date of the Offer to Purchase, Parent owns approximately 27.8% of the outstanding Shares. The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See “The Offer — Section 11. Conditions to the Offer” in the Offer to Purchase.

The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by Parent and Purchaser as possible as a first step in acquiring all of the Shares. On March 12, 2013, Parent, Purchaser, LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser, and MakeMusic entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, if the Offer is completed, Parent will, as promptly as practicable, cause a second-step merger of Purchaser and MakeMusic (the “Merger”) in which all remaining shareholders of MakeMusic (other than Parent, Purchaser and shareholders properly exercising their appraisal rights under Minnesota law) would, without the need for further action by any other shareholder, receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding taxes. If following consummation of the Offer, or upon the exercise of the top-up option described below, Parent and Purchaser own 90% or more of the outstanding Shares, Parent will consummate the Merger as a short-form merger in accordance with the terms of the Merger Agreement, without a vote of, or prior notice to, MakeMusic’s shareholders or board of directors. If Parent and Purchaser do not own 90% or more of the outstanding Shares, including upon the exercise of the top-up option described below, following consummation of the Offer, Parent and Purchaser are obligated to cause all Shares owned by Parent, Purchaser and any of their other subsidiaries or affiliates to be voted in favor of the approval and adoption of the Merger Agreement.

Under the Merger Agreement, MakeMusic has granted Purchaser the option to purchase a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by Parent, Purchaser or its affiliates at the time of the exercise of such option, constitute no less than one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Shares pursuant to such option, at a price per Share equal to the Offer Price. The top-up option will be exercisable once, to the full number of newly issued Shares then purchasable under the top-up option, and not in part, on or prior to the 10th business day following the later of (i) Purchaser’s acceptance for payment of Shares pursuant to the Offer, and (ii) the expiration of any “subsequent offering periods” provided by Purchaser pursuant to the Merger Agreement, provided that the number of Shares beneficially owned by Parent, Purchaser and their affiliates immediately prior to the exercise of the top-up option constitutes at least 82% of the number of Shares then outstanding. Additionally, such top-up option cannot be exercised if the number of Shares to be issued pursuant to the top-up option would exceed the number of authorized and unissued Shares not otherwise reserved for issuance and must be exercised prior to the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement.

A Special Planning Committee of MakeMusic’s board of directors, consisting of independent directors, and MakeMusic’s board of directors have each unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of MakeMusic’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) determined to recommend that MakeMusic’s shareholders accept the Offer and tender their Shares to Purchaser, and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

The Merger Agreement provides that Purchaser is required, subject to Parent’s right to terminate the Merger Agreement, to extend the Offer (i) for one or more successive periods of ten business days in each instance (the length of each such period to be determined by Parent in its sole discretion) if, at the scheduled expiration of the Offer (or any extension thereof), any of the conditions of the Offer has not been satisfied or waived by Parent or Purchaser, and (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof, or NASDAQ or the staff thereof, applicable to the Offer or any period required by applicable law, provided that Purchaser is not required to extend the Offer beyond May 21, 2013.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to increase the Offer Price or to make other changes in the terms and conditions of the Offer; provided however, without the prior written consent of MakeMusic, neither Parent nor Purchaser will (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares subject to the Offer, (iv) impose conditions or requirements to the Offer that are different than or in addition to those set forth in the conditions to the offer set forth in the Offer to Purchase, (v) change or waive the Minimum Condition, (vi) amend or modify any of the conditions to the Offer set forth in the Offer to Purchase in a manner that adversely affects the holders of Shares, or (vii) extend or otherwise change the expiration date of the Offer in a manner other than as required or permitted by the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 21, 2013. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding.

MakeMusic provided Purchaser with MakeMusic’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to the record and beneficial holders of the Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders and beneficial holders of Shares whose names appear on MakeMusic’s shareholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, Connecticut 06902

Shareholders may call toll free (800) 662-5200

Banks and Brokers may call toll free (800) 607-0088

E-mail: mmus.info@morrowco.com

March 22, 2013